Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-203405) of New Media Investment Group Inc. and in the related Prospectus of our report dated February 25, 2016 (except for Note 1, as to which the date is January 18, 2017), with respect to the consolidated financial statements and schedule of New Media Investment Group Inc., and our report dated February 25, 2016 with respect to the effectiveness of internal control over financial reporting of New Media Investment Group Inc. included in this Annual Report (Form 10-K/A) for the year ended December 27, 2015.
/s/ Ernst & Young LLP
New York, New York
January 18, 2017